September 29, 2006




Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attention:    Larry Spirgel
              Assistant Director
              Mail Stop 3720

                Re:  Leucadia National Corporation.
                     Form 10-K for the year ended December 31, 2005
                     Filed March 8, 2006
                     Form 10-K/A for Fiscal Year Ended December 31, 2005 Filed March 24, 2006 Form 10-Q for the Quarter Ended June 30, 2006 Filed August 9, 2006 File No.: 1-5721

Dear Mr. Spirgel:

Reference is made to your letter of September 15, 2006 (the "September 15, 2006 Letter"). On behalf of Leucadia National Corporation ("Leucadia"), set forth below is each numbered paragraph of the September 15, 2006 Letter followed by the response of Leucadia to each comment contained in the September 15, 2006 Letter. The number of each response corresponds to the number of the comment in your letter.



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Larry Spirgel
September 29, 2006
Page 2






Form 10-K for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------

Liquidity and Capital Resources, page 30
----------------------------------------

1. Please revise your discussion herein to include only cash and cash equivalents as reported in the statements of cash flows. It is unclear to us why you included Level 3 shares (marketable securities) in your discussion of cash and cash equivalents despite a transfer restriction that limited the number of shares that you can sell until May, 2006. Refer to paragraph 8 of SFAS 95.

              The Company does not consider the Level 3 shares to be a component of cash and cash equivalents; these shares are classified as non-current available for sale equity securities as of December 31, 2005. All of the Level 3 shares were sold in a private transaction in March 2006. Please also see the response to comment 2 below.

2. It appears to us that "readily available cash, cash equivalents, and marketable securities" (excluding specified amounts) constitute a non-GAAP measure. Please provide disclosures under Item 10 of Regulation S-K and refer to our Frequently Asked Questions document on non-GAAP measures that is available on our website at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Also, comply with this comment in your Form 10-Q.

              The Company will comply with this comment by replacing the second paragraph on page 30 with the new paragraph attached as Exhibit A.

3. We believe that your discussion of liquidity and capital resources does not clearly focus on material changes in operating, investing and financing cash flows, as depicted in the statements of cash flows and the reasons underlying those changes. To the extent that certain transactions had already been disclosed in the notes, please provide your analysis of their impact on your liquidity and capital requirements on both a long-term and short-term basis. Refer to Instruction 4 of Item 303(a) of Regulation S-K as well as section IV of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

              The Company will comply with this comment by replacing first paragraph following Consolidated Liquidity on page 32 with four new paragraphs attached as Exhibit B.

Larry Spirgel
September 29, 2006
Page 3






Consolidated Liquidity, page 32
-------------------------------

4. Your discussion of net cash provided by operating activities is unclear. Please tell us and quantify the significant sources of cash from operating activities for 2005 and 2004. In addition, tell us your basis as to why the "collection of a receivable related to a former partnership interest" and "distributions from associated companies" constitute cash from operating activities.

              The Company considers cash received from associated companies that have accumulated undistributed earnings at the time of distribution as funds provided by operating activities; in each of the last three years the Company has received these distributions and classified them as "Distributions from associated companies" on the consolidated statements of cash flows. In 2005, the Company received cash from an associated company representing undistributed earnings that had been reflected as a receivable on the Company's consolidated balance sheet at December 31, 2004; this amount was also classified as funds provided from operating activities when it was received in 2005.

5. Please quantify and disclose operating cash flows from a "decrease in the Company's investment in the trading portfolio" in light of conflicting disclosures as follows:

      o on page 41, "the Company's net securities gains largely reflect gains from the sale of publicly traded debt and equity securities that had been classified as Corporate available for sale securities," hence investing cash flows.

      o on page 46, at December 31, 2005 and 2004, "the Company's portfolio of trading securities was not material."

              Net operating cash flows resulting from changes in the trading portfolio are disclosed as a separate line item on the consolidated statement of cash flows, "Investments classified as trading, net." The amount of net unrealized gains (losses) on the trading portfolio included in net securities gains is immaterial for all periods presented but is disclosed in footnote 14 on page F-32. Page 41 identifies the amount of net securities gains for Corporate and Other Operations that is reflected in the consolidated statements of operations. However, realized security gains are deducted from net income to determine cash flow from operating activities on the consolidated statement of cash flows. The disclosure on page 46 of Item 7A is intended to explain why information about the trading portfolio is omitted from Item 7A. At December 31, 2005, the trading portfolio had an aggregate book value of $105,541,000, which is less than 5% of the book value of the Company's aggregate investment portfolio.

Larry Spirgel
September 29, 2006
Page 4







Consolidated Balance Sheets, page F-3
-------------------------------------

6. We note that your manufacturing segments (Idaho Timber and Plastics) accounted for over 30% of your sales. However, we were unable to find any reference to their respective inventories in the financial statements. Please state separately in the balance sheet or in a note thereto the amounts by major classes of inventory under Rule 5-02(6) of Regulation S-X. Also, disclose the basis for determining the inventory amounts and the method of cost determination (e.g., FIFO, LIFO, average cost). Additionally, please disclose your accounting policy for inventories in off-site inventory locations, customer-owned distribution centers, and in consignment inventory programs which were disclosed on pages 6-7.

              At December 31, 2005, the aggregate book value of inventory held by the manufacturing segments was $46,000,000, representing 2.1% of total current assets. In footnote 2 on page F-11, the Company discloses that revenue is recognized by the manufacturing segment when title passes. Given that the amount of inventory is not material to the Company's consolidated financial statements, the Company believes that the existing disclosure is adequate.

Consolidated Statements of Operations, page F-4
-----------------------------------------------

7. It appears that the caption "cost of sales" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption "cost of sales."

              Depreciation and amortization for the manufacturing and healthcare segments is included with the caption cost of sales. Depreciation and amortization for the telecommunications segment of approximately $3,500,000 is not included with the caption cost of sales; however, the amount is not material. The Company believes its presentation is appropriate.

Note 5. Discontinued Operations, page F-19
------------------------------------------

8. Please provide the disclosures required under paragraph 47(a) of FAS 144.

              There are no additional facts or circumstances which led to the classification of these sales as discontinued operations other than the entering into the sale agreement and the closing of the sale, the important terms of which are disclosed in footnote 5. The current and non-current assets and liabilities of WilTel as of December 31, 2004 are disclosed on the face of the Company's consolidated balance sheet. The Company does not believe that a more detailed breakout of WilTel's 2004 balance sheet accounts is meaningful or material since the sale closed in December and no


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Larry Spirgel
September 29, 2006
Page 5







              amounts are included on the December 31, 2005 balance sheet. The only other discontinued operation that is reflected in a consolidated balance sheet is the Waikiki Beach hotel as of December 31, 2004. The Waikiki Beach hotel had total assets of $43,000,000 and total liabilities of $24,800,000 at December 31, 2004; such amounts were deemed to be immaterial. The Company believes its disclosure is adequate.

9. Please disclose the major classes of assets and liabilities included as part of a disposal group under paragraphs 47(a)-(b) of FAS 144.

              The balance sheet disclosures required by paragraph 47(a) of SFAS 144 are discussed in the response to comment 8 above. The aggregate gain on disposal of all discontinued operations is reflected on the face of the consolidated statements of operations and for each component of the gain in footnote 5. The Company believes its disclosure is adequate.


10. With respect to $220 million of funds that you advanced towards WilTel's long-term debt obligations, please tell us how it is recorded in the balance sheet and cash flows statements. Additionally, please disclose the payment terms.

              The $220,000,000 that the Company advanced to WilTel to enable WilTel to repay its long-term debt obligations was an intercompany transaction that was treated as a capital contribution prior to the sale. Therefore, this transaction is eliminated in consolidation, it is not recorded in the consolidated balance sheet or the consolidated statement of cash flows, and the amount will not be repaid to the Company.

11. It is unclear to us why you wrote down the carrying amount of the former WilTel headquarters facility to $54.1 million, which is below its selling price of $80 million. Please reconcile the carrying amount to the selling price. We note that you used the discounted cash flow method to determine the fair value of the facility.

              After determining that the carrying amount of the facility was not recoverable, we used the expected present value technique referenced in paragraph 23 of SFAS 144 to determine the fair value of the facility. The multiple cash flow scenarios reflected a range of possible selling prices, including $80,000,000, and a holding period of two to five years; these cash flows were discounted at the appropriate risk free rate. The discounted cash flows were probability weighted, and the results were summed to calculate an estimated fair value of $54,100,000. The reason the fair value is less than the requested selling price is we assumed ultimate selling prices might be less than the requested price, net cash flows varied depending upon the holding period, and all cash flows were discounted.
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Larry Spirgel
September 29, 2006
Page 6







12. We note that the facility impairment charge of $42.4 million was included in discontinued operations. Considering that the facility was an exclusion from the sale transaction and you considered the facility an investment, please tell us why it is appropriate to include the impairment loss in discontinued operations. We understand that the sale of the facility may take from two to five years. Include in your response references to the appropriate accounting literature.

              Entering into the agreement to sell WilTel to Level 3 was the event that indicated and caused the carrying amount of the facility to not be recoverable (reference is made to paragraphs 8b and 8f of SFAS 144). Since Leucadia's acquisition of WilTel, the facility has functioned as WilTel's corporate office and network operations center. No other Company segments, operations or employees have benefited from the use of the building, nor has any other Company entity contributed to the funding of the building's related costs. The reason the building became impaired and became classified as an investment property is solely due to the agreement to sell WilTel to Level 3. After considering these facts, the Company concluded that the impairment was clearly and closely related to the disposed entity. Paragraph 43 of SFAS 144 states:

                  "In a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement of a business enterprise (or statement of activities of a not-for-profit organization) for current and prior periods shall report the results of operations of the component, including any gain or loss recognized in accordance with paragraph 37, in discontinued operations."

              Paragraph 37 of SFAS 144 states:

                  "A loss shall be recognized for any initial or subsequent write-down to fair value less cost to sell."

              The Company also considered paragraph 44 of SFAS 144, which discusses subsequent adjustments to previously reported discontinued operations amounts, and indicates that amounts directly related to the disposal transaction should be classified as discontinued operations.

              Accordingly, the Company concluded that classification of the impairment loss in discontinued operations was required.

Larry Spirgel
September 29, 2006
Page 7







Note 6. Investments, page F-24
------------------------------

13. Please tell us the nature of the "reclassification adjustment for (gains) losses included in net income, net of tax provision of $0" totaling $188.2 million in 2005.

              As of the beginning of each year presented, these amounts are the unrealized holding gain (loss) included in other comprehensive income for those securities that were sold during such year. Although various securities comprise the amount, in 2005 the biggest component was WMIG.

14. As applicable, please provide the disclosures required in paragraph 21 of SFAS 115.

              The Company believes it has complied with the disclosures required by paragraph 21 of SFAS 115 as follows:

                  21a - Footnote 14 on page F-32.
                  21b - Footnote 2d on page F-11.
                  21c - Not applicable.
                  21d - Footnote 6 on page F-24.
                  21e - Footnote 14 on page F-32.

Note 7. Trade, Notes and Other Receivables, Net, page F-26
----------------------------------------------------------

15. Please refer to the SBC receivable. On page 44, you disclose that your gain from the WilTel disposal included, among other items, "the amount of the SBC cash payments that had not been previously accrued prior to closing." In this regard, tell us and disclose:

      o The nature of the underlying transaction that generated the receivable, when it was earned, and why $175.9 million of the total amount was not previously accrued. Also, tell us why it is appropriate to consider this previously unrecognized accrual in determining the gain on the disposal of Wi1Tel.

      o Whether the receivable was connected with the pre-funding by SBC of certain of WilTel's capital expenditures as mentioned on page 32 or the $220 million advance towards WilTel's long-term obligations.

              The following is excerpted from footnote 3 of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2005. It explains the underlying transaction and the accounting for the SBC receivable.

                  "On June 15, 2005, WilTel and SBC reached an agreement, pursuant to which the existing alliance agreements between WilTel and SBC were terminated and a new Master Services Agreement and a Termination, Mutual Release and Settlement Agreement were entered into. In exchange for the termination

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Larry Spirgel
September 29, 2006
Page 8







                  of the existing alliance agreements and the exchange of mutual releases, WilTel will receive aggregate cash payments from SBC of $236,000,000. Of this amount, $11,000,000 is payable on January 3, 2006, and the balance is payable in twelve equal monthly installments beginning on the earlier of April 30, 2006 or the closing or termination of SBC's agreement to acquire AT&T.

                  Under the new Master Services Agreement, SBC agreed to purchase WilTel services at the fixed prices that had been in effect on June 15, 2005, with minimum purchase commitments for on-net services of $600,000,000 for the period from January 1, 2005 through December 31, 2007, and $75,000,000 for the period from January 1, 2008 through December 31, 2009. As of June 30, 2005, approximately $120,000,000 of the minimum purchase commitments have been satisfied. Minimum purchase commitments are considered satisfied only when SBC has paid for the service provided, not when the service is recognized as revenue for financial reporting purposes.

                  WilTel will also have the opportunity to earn up to an additional $50,000,000 by meeting quality of service performance criteria in 2006 and 2007. In addition, the Master Services Agreement provides that $18,000,000 of the $25,000,000 that SBC paid to WilTel in 2004 to pre-fund capital expenditures will be applied as a credit against amounts that would otherwise be payable for services during the second half of 2005, with the balance to be retained by WilTel. The amount received during 2004 was not recognized as income and has been reflected as a liability on the Company's consolidated balance sheet.

                  WilTel will recognize the $236,000,000 of cash payments and the pre-funded capital expenditures that is not credited to SBC ($7,000,000) as other non-operating income, which is not a component of segment profit from operations. These amounts will be recognized as other income over time proportionally with the ratio of the minimum purchase commitments that have been satisfied subsequent to entering into the agreements with SBC, to the remaining minimum purchase commitment at June 15, 2005. For the periods ended June 30, 2005, $1,100,000 of this amount was reflected in other income. The quality of service performance criteria will be recognized as operating revenue during 2006 and 2007 as it is earned."

              The Company concluded that deferring recognition of the income was appropriate at the time the agreements were entered into even though the SBC payments are not contingent upon the provision of other services. The technical support for the Company's decision to defer income recognition is EITF 00-21, "Revenue Arrangements with Multiple Deliverables"; once deferred the Company referred to

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Larry Spirgel
September 29, 2006
Page 9







              SAB 104 to determine how to recognize the income in the future. Since the SBC payments were being recognized as income over time as other services were provided, $175,900,000 remained unrecognized at the closing date. Prior to the sale of WilTel, the right to receive the remaining payments from SBC was transferred (with SBC's consent) to the immediate parent company of WilTel. The Company concluded it was appropriate to accelerate recognition of the remaining payments as part of discontinued operations because (i) the unrecognized payments were directly related to WilTel's business, (ii) the Company's earnings process was complete upon the sale to Level 3 (all the value ever to be realized by the Company from the SBC minimum purchase commitment was subsumed in the price paid by Level 3) and (iii) the remaining payments due from SBC were deemed fully collectible and not contingent upon the delivery of any service by the Company or any other party.

              The receivable was not in any way connected with the pre-funding of certain WilTel capital expenditures; the pre-funding agreement was entered into in 2004. However, upon the entering into the agreements described above in June 2005, the final accounting for a portion of the pre-funded capital expenditures was resolved and accounted for in the same manner as the SBC receivable. The receivable was not in any way connected to the $220,000,000 advance made by the Company to WilTel (see response to comment 10 above).

Note 16. Income Taxes, page F-34
--------------------------------

16. We note that your deferred tax asset in 2004 includes $789 million attributable to discontinued operations. Please tell us why this amount is presented here and included in the assets of discontinued operations in the balance sheet.

              The assets of discontinued operations reflected on the balance sheet do not include any deferred tax asset or liability. The $789,395,000 represents the difference between the GAAP book values of net assets of discontinued operations as reflected on the Company's December 31, 2004 consolidated balance sheet and the corresponding tax basis, multiplied by the income tax rate.

17. We note that you recorded the reversal of your deferred tax valuation allowance as a credit to income tax expense in continuing operations. On page F-34, you state that your "conclusion that a portion of the deferred tax asset was more likely than not to be realizable was strongly influenced by ... historical ability to generate significant amounts of taxable income." Please tell us how your "historical ability" and the "consummation of certain transactions and ongoing operating profits" constitute a "change in circumstances" as defined in paragraph 26 of SFAS
      109. Please tell us if the discontinued operations affected your conclusion.

Larry Spirgel
September 29, 2006
Page 10







              At the date of acquisition in November 2003, the Company recorded a valuation allowance for substantially all of WilTel's deferred tax assets, since the Company could not conclude at that time that it was more likely than not that sufficient taxable income could be generated to realize the deferred tax asset. Although the Company had a history of generating taxable income, WilTel had reported substantial losses since its inception. On a pro forma combined basis with WilTel, the Company's historical taxable income was more than eliminated by WilTel's losses.

              Subsequent to acquisition, WilTel restructured its operations, experienced revenue growth and improved profitability, such that the Company reported book taxable income on a consolidated basis during 2004. However, the Company was not able to conclude at that time that it was more likely than not it would be able to generate sufficient taxable income in the future to realize the deferred tax asset, due to the uncertainty surrounding SBC, WilTel's largest customer, after its announcement that it would be acquiring AT&T (a company that provides the same services as WilTel). SBC accounted for over 70% of WilTel's Network segment's 2004 operating revenues. In addition, the Company's analysis still reflected a cumulative loss on a pro forma combined basis with WilTel.

              In the second quarter of 2005, WilTel entered into agreements with SBC (the referenced "certain transactions") that removed a significant uncertainty over WilTel's future profitability. In addition, the Company's pro forma combined profitability analysis turned profitable on a cumulative basis, due to continued profitability in the Company's other operations, as well as pre-tax income at WilTel. The resolution of the SBC uncertainty in the second quarter of 2005, when considered with the Company's historical and continued profitability and all other negative and positive evidence, constituted a change in circumstances which caused a change in the Company's judgment about its ability to generate future taxable income, and by extension its ability to realize a portion of the deferred tax asset, as defined in paragraph 26 of SFAS 109. The agreement to sell WilTel was not entered into until the fourth quarter of 2005, which is when it was classified as a discontinued operation; accordingly, such classification did not affect the second quarter conclusion to reverse a portion of the valuation allowance.

18. Please tell us why no portion of the tax benefit arising from the reversal of the valuation allowance was allocated to discontinued operations and comprehensive income. Refer to paragraphs 35 and 38 of SFAS 109.

              Paragraph 35 of SFAS 109 requires that the effect of "...changes in circumstances that cause a change in judgment about the realization of deferred tax assets in future years (paragraph
              26)..." be allocated to pretax income from continuing operations.

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Larry Spirgel
September 29, 2006
Page 11







              Since the Company concluded that the June 30, 2005 reversal of the valuation allowance resulted from a change in circumstances defined in paragraph 26 of SFAS 109 (see response to comment 17 above), the Company did not allocate any portion of the reversal to discontinued operations or comprehensive income. For 2005 periods subsequent to June 30, 2005, the Company allocated a provision of zero to discontinued operations and other comprehensive income based upon the with and without model as discussed in paragraphs 35 and 38 of SFAS 109.

Note 17. Pension Plans and Postretirement Benefits, page F-39
-------------------------------------------------------------

19. We note that you froze the WilTel defined benefit pension plans. Considering that you retained the liability for these plans, please tell us why it is appropriate to recognize the related pension expense in discontinued operations in the subsequent periods.

              The Company does not believe it is appropriate to recognize the related pension expense in discontinued operations in subsequent periods; the disclosure on page F-39 reflected WilTel's pension expense in discontinued operations only through the date of sale. Subsequent to the sale, all pension expense related to the WilTel pension plan has been reflected as an expense of continuing operations.

Note 18. Commitments, page F-41
-------------------------------

20. Please summarize your guarantees and contingent obligations to CLC. We note your disclosures on page F-15.

              The Company will include these disclosures in its commitment footnote in its future Form 10-K filings; however, since the full description of the guarantees and contingent obligations is disclosed in footnote 4 on page F-15, the Company believes that the current disclosure is adequate.

Note 22. Segment, page F-45
---------------------------

21. We note that you discuss in your MD&A your segment gross margins/profits. It appears to us that the "segment gross margins/profits" is one measure of your segment profit/loss. Please present your segment gross margins and disclose your primary measure of profit/loss.

              The Company's primary measure of segment profitability is income
              (loss) from continuing operations before income taxes and equity in income (losses) of associated companies. For certain segments, the Company has additionally disclosed gross margins/profits in MD&A since it can help to explain results of operations of those segments. The Company believes that its current segment disclosure is appropriate.

Larry Spirgel
September 29, 2006
Page 12






Form 10-K/A (Amendment No. 2) for Fiscal Year Ended December 31, 2005
---------------------------------------------------------------------

Jefferies Partners Opportunity Fund II, LLC Financial Statements
----------------------------------------------------------------

1. Please tell why the financial statements for the same annual audited periods as you are not presented. See Rules 3-01, 3-02 and 3-09 of Regulation S-X.

               These statements will be included as an exhibit to a Form 10-K/A to be filed with the Commission.

Form 10-Q for Fiscal Quarter Ended June 30, 2006
------------------------------------------------

23.   Please comply with all applicable comment above.

              In its next Quarterly Report on Form 10-Q for the period ended September 30, 2006, and in future Form 10-Q filings, the Company will add the disclosures and make the changes consistent with the responses to comments 2 and 3 above.

Consolidated Statements of Cash Flows, page 4
---------------------------------------------

24. We are unable to locate any disclosures related to the $226.7 million that was captioned "Investments in associated companies" within investing cash flows. Please provide a discussion in the MD&A.

              The Company has disclosed on page 17 the two principal components of this line item: $50,000,000 related to Safe Harbor and $113,100,000 related to Goober (in the aggregate, 72% of the line item). The Goober investment is also disclosed in footnote 16 on page 14. The Company believes the existing disclosure is adequate; however, it will be made more clear in future filings in response to comment 23 above.

25. Please tell us how Premier's insurance settlement proceeds are reflected in the statements of cash flows. We note on page 14 that you reached a total settlement of $159.8 million, of which you received $111.9 million as of June 30, 2006.

              The cash received from insurance settlements are included in the caption "Net change in restricted cash"; this line item is included in "Net cash flows from investing activities".

26. Per your disclosure in Note 15, debt due within one year is related to repurchase agreements that are secured by investments with a carrying value of $229.9 million. Please disclose how the subject investments collateralizing your obligations are classified in the balance sheet. Refer to paragraphs 15(a), 17(a)(2), and 48 of SFAS 140.

Larry Spirgel
September 29, 2006
Page 13






              The investments securing these obligations are classified in the Company's June 30, 2006 balance sheet as non-current investments. Since the secured party is obligated under the repurchase agreement to return the same pledged collateral to the Company, paragraph 15(a) of SFAS 140 isn't applicable. In accordance with paragraph 17(a)(2) of SFAS 140, in its future filings with the Commission the Company will add that the investments securing these agreements are classified as either "current" or "non-current" as appropriate.

Note 10, page 11
----------------

27. We note your disclosure that you had contributed $42.9 million towards WilTel's defined benefit pension plan through June 30, 2006. Please disclose why your actual contribution is significantly different from the amount that you previously disclosed in your Form 10-K.

              Additional amounts were contributed during 2006 to further reduce the underfunded status of the plan which has the effect of reducing the cost of variable insurance premiums. The Company will add this disclosure to its next Quarterly Report on Form 10-Q for the period ended September 30, 2006.

28. We note your disclosure on page 33 of your Form 10-K. If applicable, please disclose if your "determination to make contributions to the pension trust accounts in excess of minimum required amounts was influenced by the tax deductibility of the contribution." Refer to paragraph 5.r of SFAS 132R.

              The determination to make contributions in excess of minimum required amounts was not influenced by the tax deductibility of the contribution.

Note 17, page 14
----------------

29. We note you effectively own 46% of the fully diluted common units and all of the preferred units. Please tell us in detail how you have obtained a controlling interest in Premier. Also, tell us how you determined your 46% ownership in the common units on a fully diluted basis.

              The immediate parent of Premier is GAR LLC ("GAR"); prior to the Company's involvement GAR owned 54% of Premier. In April 2006, a subsidiary of the Company acquired 45% of the common units and all of the preferred units in GAR for $89,000,000. The common units that the Company acquired in GAR have sufficient voting rights to enable it to control all of the activities of GAR. Concurrently with that transaction, GAR purchased from a third party all of the

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Larry Spirgel
September 29, 2006
Page 14







              preferred units issued by Premier and 44% of Premier's common units, which were held by the third party. The remaining 2% of Premier's common units were held by a member of management at that time, and that interest had the potential to grow to 3% under certain circumstances. At the closing of this transaction, GAR owned 98% (97% on a fully diluted basis) of Premier's common units and all of Premier's preferred units, GAR had full control over all voting matters at Premier and the Company's subsidiary had full control over all voting matters at GAR.

              Subsequent to the April transaction, through June 30, 2006, the Company invested an additional $1,800,000 in GAR to acquire additional common and preferred units, and to enable GAR to purchase the common units held by the member of management. As a result, the Company's indirect interest in Premier's common units increased to 46%. Additionally, the purchase of the shares held by the member of management included his right to potentially increase his interest by 1%, so the dilutive impact of his interest was eliminated. Currently, there are no potentially dilutive units outstanding.

Discontinued Operations, page 25
--------------------------------

30. Please tell us why ATX was not presented as discontinued operations as of June 30, 2006 under paragraph 43 of FAS 144.

              ATX was not presented as discontinued operations because the Company concluded that ATX did not meet all the required criteria in paragraph 30 of SFAS 144 for held for sale treatment. Although management approved and entered into an agreement to sell ATX to a specific buyer, management did not commit to exit the business conducted by ATX should the specific transaction fail to close. The Company did not believe that it could conclude closing of the specific sale transaction was probable because the buyer's obligation to close was contingent on the satisfaction of certain closing conditions, most significantly the buyer's ability to obtain financing for the transaction. The Company is entitled to receive a penalty fee under certain circumstances should the buyer terminate the agreement; however, the Company did not conclude that the amount of the penalty would be significant enough to make the transaction probable to close.

31. It appears to us that ATX and WilTel were the major business components of your telecommunications segment. While we note that you sold these components separately in 2005 and 2006, please confirm to us that management did not commit to a plan to exit the telecommunications business altogether in 2005. If so, tell us your consideration of paragraph 30 of FAS 144. Also, provide the applicable disclosures required under paragraph 47 of FAS 144.

Larry Spirgel
September 29, 2006
Page 15






              Management did not commit to a plan to exit the telecommunications business altogether during 2005. The Company did not satisfy all of the conditions specified in paragraph 30 of SFAS 144 with respect to WilTel until the fourth quarter of 2005. With respect to ATX, please see the response to comment 30 above. The Company believes that it has provided the disclosures required by paragraph 47 in its 2005 Form 10-K (see responses to comments 8 and 9 above), or its June 2006 Form 10-Q, as applicable.

                                     * * * *

In connection with our filings and in response to the September 15, 2006 Letter, the Company acknowledges and agrees that:

      o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or desire any additional information please contact the undersigned at 212-460-1932.



                                        Very truly yours,

                                        /s/ Joseph A. Orlando

                                        Joseph A. Orlando
                                        Vice President & Chief Financial Officer


cc:  Kathryn Jacobson, Staff Accountant
     Dean Suehiro, Senior Staff Accountant

EXHIBIT A
---------

As reflected on the Company's December 31, 2005 consolidated balance sheet, the sum of the Company's cash and cash equivalents, investments classified as current assets and non-current investments aggregated $2,687,800,000. However, since $317,300,000 of this amount is pledged as collateral pursuant to various agreements, represents investments in non-public securities or is held by subsidiaries that are party to agreements which restrict the Company's ability to use the funds for other purposes (including the Inmet shares discussed below), the Company does not consider those amounts to be readily available to meet the Parent's liquidity needs. The $2,370,500,000 that is readily available is comprised of cash and short-term bonds and notes of the United States Government and its agencies of $1,198,700,000 (50.6%), U.S. Government-Sponsored Enterprises of $261,300,000 (11.0%), the equity investment in Level 3 of $330,100,000 (13.9%), and other publicly traded debt and equity securities aggregating $580,400,000 (24.5%). Pursuant to a registration rights agreement entered into with Level 3, Level 3 has filed a registration statement covering the Level 3 shares and is required to keep the registration statement effective for the shorter of two years (or a longer period as set forth in the agreement), or until the distribution of the shares is completed. The Level 3 common stock is subject to a transfer restriction that limits the number of shares the Company can sell (with certain exceptions) on any given day until May 22, 2006; thereafter there is no restriction. The investment income realized from the Parent's readily available cash, cash equivalents and marketable securities is used to meet the Parent company's short-term recurring cash requirements, which are principally the payment of interest on its debt and corporate overhead expenses.

EXHIBIT B
---------

As discussed above, the Company relies on the Parent's available liquidity to meet its short-tem and long-term needs, and to make acquisitions of new businesses and investments. The Company has no current plans to raise additional capital in the public or private markets, but it believes it could raise additional capital if necessary. The Company's operating businesses do not require material funds from the Parent to support their operating activities, and the Parent does not depend on positive cash flow from its operating segments to meet its liquidity needs. The components of the Company's operating businesses and investments change frequently as a result of acquisitions or divestitures, the timing of which is impossible to predict but which often have a material impact on the Company's consolidated statements of cash flows in any one period. Further, the timing and amounts of distributions from certain of the Company's investments in partnerships accounted for under the equity method are generally outside the control of the Company. As a result, reported cash flows from operating, investing and financing activities do not generally follow any particular pattern or trend, and reported results in the most recent period should not be expected to recur in any subsequent period.

Net cash provided by operating activities increased by $252,700,000 in 2005 as compared to the prior year, due principally to increased distributions of earnings from associated companies, a decrease in the size of the Company's investment in its trading portfolio and increased cash flow from the Company's operating units, principally WilTel and the manufacturing businesses. As discussed above, WilTel was sold at the end of 2005; WilTel's 2005 cash flow from operating activities prior to the sale was $256,800,000. The increased cash flow from the Company's manufacturing units reflect Idaho Timber, which was acquired during 2005, and increased revenues at the plastics manufacturing segment resulting from an acquisition and growth in most of its markets. The increased distributions from associated companies principally resulted from the proceeds received from Union Square, which is discussed above. Net cash provided by operating activities increased by $91,700,000 in 2004 as compared to 2003, due principally to funds provided by WilTel of $189,600,000, which became a consolidated subsidiary in November 2003, and a net refund of Corporate income tax payments of $26,900,000. WilTel's cash flow from operating activities did not increase the liquidity available to the Parent (as defined above), since WilTel's debt agreements prohibited the payment of dividends.

Net cash flows from investing activities increased by $39,300,000 in 2005 as compared to 2004 and by $200,300,000 in 2004 as compared to 2003. During 2005, proceeds from the disposal of discontinued operations net of expenses and cash sold were $459,100,000, reflecting the sale of WilTel and the Waikiki Beach hotel, as compared to $22,300,000 in 2004. The use of funds during 2005 for acquisitions (net of cash acquired) totaled $170,500,000 for the acquisitions of NSW, ATX and Idaho Timber. There was not a comparable use of funds during 2004; in 2003 the amount principally reflects the cash held by WilTel on the date of acquisition, reduced by the net cash expended to acquire Symphony. Funds used for WilTel's acquisition of property, equipment and leasehold improvements totaled $96,100,000 in 2005 and $73,200,000 in 2004; as a result of the sale of WilTel the Company's use of funds for property, equipment and leasehold improvements is expected to decline significantly. During 2004 and 2003, net cash was provided from principal collections on loan receivables, and in 2004 from the sale of substantially all of the Company's remaining consumer loan portfolio; as discussed below banking and lending operations have been in run-off for the past few years.

During 2005, net cash used for financing activities was $442,700,000, as compared to net cash provided by financing activities of $220,500,000 in 2004 and $35,200,000 in 2003. During the last three years, funds were used to retire customer banking deposits of the banking and lending operations as they became due; in 2005 the remaining deposits were sold. Issuance of long-term debt during 2005 principally relates to repurchase agreements which are discussed below. In 2004, the Company sold $100,000,000 principal amount of its 7% Senior Notes and $350,000,000 principal amount of its 3 3/4% Convertible Senior Subordinated Notes; in 2003 the Company sold $275,000,000 principal amount of its 7% Senior Notes. Proceeds received from the sale of all the Notes can be used by the Company for investing or general corporate purposes. The reduction of long-term debt during 2005 includes the repayment of $442,500,000 of debt of operations sold (WilTel and Waikiki Beach hotel) and the maturity of the Company's 8 1/4% Senior Subordinated Notes.